SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9

OPEN COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general that it received on November 1, 2018, from the Securities and Exchange Commission (CVM), Official Letter No. 429/2018/CVM/SEP/GEA-1, requesting clarification regarding the news published in the electronic media  "Estadão Online", section News, under the heading: "Doubling price in Angra opposes ministries" which include the following statements transcribed at the end of this statement.

In consideration of the above mentioned Official Letter, we clarify that:

1.

According to the Market Announcement of September 24, 2018 and Relevant Fact of October 9, 2018, at an extraordinary meeting of the National Energy Policy Council (Conselho Nacional de Política Energética - CNPE) held on October 15, the Report prepared by the work group of the Angra 3 Nuclear Power Plant project ("Report") was approved, which recommends to adopt the value of R$ 480.00/MWh (four hundred and eighty reais per MegaWatt-hour) as the reference price for energy at June 2018;

2.

The report contains opinions of technicians who participated in the work group, however, under terms of Decree 3,520, dated June 21, 2000, the Ministry of Mines and Energy ("MME"), Ministry of Planning, Budget and Management ("MPOG) and the Ministry of Finance ("MF") have a seat at CNPE, and participated in the approval of the Report within the scope of the CNPE;

3.

Regarding the study of the business model for the resumption of the Angra 3 Nuclear Power Plant, it is underway, and CNPE has determined that the MME proposes to the Council of the Investment Partnerships Program (CPPI) the monitoring of the process of feasibility of the Angra 3 Nuclear Power Plant and the evaluation of the possibility of qualifying the plant in the PPI.

Rio de Janeiro, November 5, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Free translation of the Official Letter No. 429/2018/CVM/SEP/GEA-1

Rio de Janeiro, November 1, 2018.

"SUBJECT: Request for clarification on news.

Dear Director,

1.

We refer to the news published on October 31, 2018, in the electronic media "Estadão Online", section News, under the heading: "Double price in Angra opposes ministries" which include the following statements:

The Ministry of Finance (Ministério da Fazenda) disagreed with the position of the Ministry of Mines and Energy (MME) regarding the decision that doubled the energy price of the Angra 3 nuclear power plant.

The decision was taken by the government on October 9 and raised the reference price of the project from the current R$ 243 per megawatt-hour (MWh) to R$ 480 per MWh. The Estadão/Broadcast had access to the report of the working group created to make feasible the plant, which clarifies the doubts of the economic area.

The Ministry of Finance questioned the data presented by Eletronuclear and Eletrobrás, the exploration model proposed by the companies, the impacts of the decision on the consumer and even on the pertinence of whether or not to return to the plant. The works were paralyzed after allegations of corruption discovered in Operation Lava Jato and that resulted in the arrest of the then president of Eletronuclear, Navy Admiral Othon Pinheiro da Silva.

[...]

Now, the estimated cost to finish the plant is R$ 17 billion, which would increase total spending to R$ 24 billion to start up a plant with a capacity of 1,405 megawatts (MW). By way of comparison, the hydroelectric

Teles Pires, on the border between Mato Grosso and Pará, which has a power of 1,820 MW, cost R$ 3.9 billion. With the total cost of Angra 3, therefore, it would be possible to build six hydroelectric plants of Teles Pires.

While Eletronuclear and Eletrobrás defended the model of a private partner to complete the work, the Finance and Planning (Fazenda e Planejamento) ministries evaluated that hiring a company to resume construction of the plant would be the best

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

option. The portfolios highlight that the option with private shareholder has "significant fiscal risk" and "improbable premises", as well as constitutional impediment. The group delegates the decision to the Secretariat of the Investment Partnership Program (PPI), "if it is understood that the enterprise should in fact be completed, " says the report.

Faced with Eletronuclear and Eletrobrás numbers regarding Angra 3, the Ministry of Finance acknowledged "Eletrobrás' challenging economic and financial situation," but considered that the company is able to continue paying the financing it took with public banks. "The alleged insufficiency of own resources to meet the financial commitment has not been clear," says the report.

The Ministry of Finance has classified the establishment of a new reference price for the energy to be produced by the plant as an "attempt to solve short-term palliative solutions, but that can signal long-term impacts and risks for both the energy consumer and for the Federal Government and for Eletrobrás itself."

For the economic area, the most appropriate solution would be to approve a new price "only when a consistent business model has been defined, as well as alternatives to minimize the tariff impact." The Ministry of Finance also noted that the price for Angra 3 was 'much higher than the price of energy practiced by comparable sources' in recent auctions.

2.

In this regard, we request a statement from the company regarding the veracity of the news and, if so, explain the reasons why it was not considered a Relevant Fact, as well as comment on other information considered important on the subject.

3.

Such manifestation shall occur through the Empresa.net System, category: Notice to the Market, type: Clarification on CVM/B3 inquiries, subject: News Published in the Media, which should include the transcription of this letter.

4.

We would like to point out that, according to the Superintendence of Corporate Relations, in the use of its legal attributions, and based on item II of article 9, Law No. 6,385/76, and CVM Instruction 452/07, of a fine of R$ 1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for failure to comply with the requirement contained in this letter, sent exclusively by e-mail, up to November 5, 2018, provided for in the sole paragraph of article 6 of CVM Instruction 358/02.”

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.